               THIS REPORT HAS BEEN FILED WITH THE SEC VIA EDGAR
________________________________________________________________________________


                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549



                                   FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1994

                           COMMISSION FILE NO. 1-7410


                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                             One Mellon Bank Center
                                500 Grant Street
                           Pittsburgh, PA  15258-0001

             (Full title of  the Plan and the address of  the Plan)


                            MELLON BANK CORPORATION
                             One Mellon Bank Center
                                500 Grant Street
                           Pittsburgh, PA  15258-0001


                    (Name of  the issuer of  the securities
                       held pursuant to the Plan and the
                   address of its principal executive office)

[LOGO OF KPGM PEAT MARWICK LLP]


                    MELLON BANK CORPORATION
                    RETIREMENT SAVINGS PLAN

                    Financial Statements and Schedules

                    December 31, 1994 and 1993

                    (With Independent Auditors' Report Thereon)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                  Index to Financial Statements and Schedules

                          December 31, 1994 and 1993

                               Table of Contents



                                                                          Page
                                                                          ----

Independent Auditors' Report                                                1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits With
     Fund Information                                                     2 - 3
  Statements of Changes in Net Assets Available for Plan Benefits
     With Fund Information                                                4 - 5
  Notes to Financial Statements                                           6 - 12

Schedule 1 - Item 27(a) - Assets Held for Investment Purposes (at the
             end of the plan year)                                          13
Schedule 2 - Item 27(d) - Reportable Transactions                           14

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure have been omitted because there is no information to report.

[LOGO OF KPMG PEAT MARWICK LLP]

One Mellon Bank Center     Telephone 412 391 9710         Telefax 412 391 8963
Pittsburgh, PA 15219       Telex 7106642199 PMM & CO PGH


                         Independent Auditors' Report
                         ----------------------------


Corporate Benefits Committee
Mellon Bank Corporation:


We have audited the accompanying statements of net assets available for plan benefits with fund information of the Mellon Bank Corporation Retirement Savings Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mellon Bank Corporation Retirement Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG Peat Marwick LLP

May 19, 1995






Member Firm of
Klynveld Peat Marwick Goerdeler

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits With Fund Information

                               December 31, 1994


                                                                                                                    Non-participant
                                                                        Participant directed                            directed
                                                         ------------------------------------------------------     ---------------
                                                          Income       Bond         Stock     Balanced     Loan          Employer
                                             Total         Fund        Fund         Fund        Fund       Fund         Stock Fund
                                             -----         ----        ----        ------       ----       ----         ----------
       Assets
       ------
Investments, at fair value
  (cost $236,334,423):
   Collective trust funds                $ 214,313,371   62,866,653  16,771,709  68,755,973  65,894,631           -           24,405
   Mellon Bank Corporation
     common stock                           50,839,950           -            -           -           -           -       50,839,950
   Loans to participants                     8,894,428           -            -           -           -   8,894,428                -
                                         -------------   ----------  ----------  ----------  ----------   ---------       ----------
       Total investments                   274,047,749   62,866,653  16,771,709  68,755,973  65,894,631   8,894,428       50,864,355

Contributions receivable:
   Employer matching contributions             823,806            -           -           -           -           -          823,806
   Employer contributions made
     pursuant to employee salary
     reduction agreements                    1,224,826      201,279      97,677     402,577     393,007     130,286                -
                                         -------------   ----------  ----------  ----------  ----------   ---------       ----------
       Total contributions receivable        2,048,632      201,279      97,677     402,577     393,007     130,286          823,806

Interest and dividends receivable              395,720       99,221         864       3,936     248,229      43,429               41
Due from broker for securities sold              3,502            -           -           -           -           -            3,502
                                         -------------   ----------  ----------  ----------  ----------   ---------       ----------
       Total assets                        276,495,603   63,167,153  16,870,250  69,162,486  66,535,867   9,068,143       51,691,704

       Liabilities
       -----------
Due to broker for securities
   purchased                                       507            -           -           -           -           -              507
Excess contributions payable to
   plan participants (note 5)                  544,401       66,340      27,174     178,490     174,977           -           97,420
                                         -------------   ----------  ----------  ----------  ----------   ---------       ----------
       Net assets available for plan
         benefits (note 7)               $ 275,950,695   63,100,813  16,843,076  68,983,996  66,360,890   9,068,143       51,593,777
                                         =============   ==========  ==========  ==========  ==========   =========       ==========

See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN


   Statement of Net Assets Available for Plan Benefits With Fund Information


                               December 31, 1993



                                                                                                                    Non-participant
                                                                        Participant directed                            directed
                                                         --------------------------------------------------------   ---------------
                                                          Income       Bond         Stock     Balanced     Loan          Employer
                                             Total         Fund        Fund         Fund        Fund       Fund         Stock Fund
                                             -----         ------      ----         -----       ----       ----         -----------
              Assets
              ------
Investments, at fair value
  (cost $217,353,972):
   Collective trust funds                $ 213,966,176   66,672,021  18,595,308  64,186,703  64,499,960           -        12,184
   Mellon Bank Corporation
     common stock                           53,339,995            -           -           -           -           -    53,339,995
   Loans to participants                     7,986,382            -           -           -           -   7,986,382           -
                                          ------------   ----------  ----------  ----------  ----------   ---------    ----------
       Total investments                   275,292,553   66,672,021  18,595,308  64,186,703  64,499,960   7,986,382    53,352,179

Contributions receivable:
   Employer matching contributions          1,564,794             -           -           -           -           -     1,564,794
   Employer contributions made
     pursuant to employee salary
     reduction agreements                     989,352       186,952     101,513     346,788     354,099           -             -
                                          ------------   ----------  ----------  ----------  ----------   ---------    ----------
       Total contributions receivable        2,554,146      186,952     101,513     346,788     354,099           -     1,564,794

Interest and dividends receivable              333,791       20,110         253         685     154,005     158,735             3
Due from broker for securities sold             13,321            -           -           -           -           -        13,321
                                          ------------   ----------  ----------  ----------  ----------   ---------    ----------
       Total assets                        278,193,811   66,879,083  18,697,074  64,534,176  65,008,064   8,145,117    54,930,297

       Liabilities
       -----------
Due to broker for securities
  purchased                                    735,196            -           -     729,653           -           -         5,543
                                          ------------   ----------  ----------  ----------  ----------   ---------    ----------
       Net assets available for plan
         benefits (note 7)               $ 277,458,615   66,879,083  18,697,074  63,804,523  65,008,064   8,145,117    54,924,754
                                         =============   ==========  ==========  ==========  ==========   =========    ==========


See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits
                             With Fund Information

                     For the Year Ended December 31, 1994


                                                                                                                    Non-participant
                                                                         Participant directed                          directed
                                                           -----------------------------------------------------    --------------
                                                           Income       Bond        Stock     Balanced     Loan         Employer
                                              Total         Fund        Fund        Fund        Fund       Fund        Stock Fund
                                              -----         ----        ----       ------       ----       ----        ----------
Contributions:
   Employer matching contributions         $ 10,135,954            -           -            -           -         -      10,135,954
   Employer contributions made
      pursuant to employee salary
      reduction agreements                   26,400,420    4,870,340   2,485,409    9,640,578   9,404,093         -               -
        Less excess contributions
         (note 5)                               544,401       66,340      27,174      178,490     174,977         -          97,420
                                           ------------  -----------  ----------   ----------   ---------  ---------     ----------
             Net salary reduction
               contributions                 25,856,019    4,804,000   2,458,235    9,462,088   9,229,116         -         (97,420)
                                           ------------  -----------  ----------   ----------   ---------  ---------     ----------

             Total contributions             35,991,973    4,804,000   2,458,235    9,462,088   9,229,116         -      10,038,534

Investment income:
   Dividends from Mellon Bank
      Corporation common stock                2,447,371            -           -            -           -         -       2,447,371
   Net realized gain (loss) and
      unrealized appreciation
      (depreciation) on Mellon
      Bank Corporation common stock          (7,887,372)           -            -           -           -         -      (7,887,372)
   Collective trust funds income              5,306,473    2,671,016       18,949      77,300   2,538,277         -             931
   Net realized gain (loss) and
     unrealized appreciation
     (depreciation) on collective
     trust funds                             (2,204,772)           -     (636,595)    967,543  (2,535,720)        -               -
   Interest income on loans to
     participants                               918,618            -            -           -           -   918,618               -
                                           ------------  -----------  -----------   ---------   ---------  --------      ----------
             Total investment income
              (loss)                         (1,419,682)   2,671,016     (617,646)  1,044,843       2,557   918,618      (5,439,070)

Participants' withdrawals                   (36,080,211) (10,759,128)  (2,329,802) (6,884,810) (7,565,514) (683,291)     (7,857,666)

Net transfers and other                               -     (494,158)  (1,364,785)  1,557,352    (313,333)  687,699         (72,775)
                                           ------------  -----------  -----------  ----------  ----------  --------      ----------
              Net (decrease) increase        (1,507,920)  (3,778,270)  (1,853,998)  5,179,473   1,352,826   923,026      (3,330,977)

Net assets available for plan benefits
 (note 7):
   Beginning of year                        277,458,615   66,879,083   18,697,074  63,804,523  65,008,064 8,145,117      54,924,754
                                           ------------  -----------  ----------   ----------  ---------  ---------      ----------
   End of year                             $275,950,695   63,100,813   16,843,076  68,983,996  66,360,890 9,068,143      51,593,777
                                           ============  ===========  ===========  ==========  ========== =========      ==========


See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

      Statement of Changes in Net Assets Available for Plan Benefits With
                               Fund Information

                     For the Year Ended December 31, 1993


                                                                                                                    Non-participant
                                                                        Participant directed                            directed
                                                         ----------------------------------------------------       --------------
                                                          Income       Bond         Stock     Balanced     Loan         Employer
                                             Total         Fund        Fund         Fund        Fund       Fund        Stock Fund
                                             -----         ----        ----        ------       ----       ----        ----------
Contributions:
   Employer matching contributions      $  8,558,740             -            -           -          -            -   8,558,740
   Employer contributions made
     pursuant to employee salary
     reduction agreements                 21,708,482     4,695,316    2,016,633   7,156,711   7,839,822           -           -
                                        ------------    ----------   ----------  ----------   ---------   ---------  ----------
         Total contributions              30,267,222     4,695,316    2,016,633   7,156,711   7,839,822           -   8,558,740

Investment income:
   Dividends from Mellon Bank
      Corporation common stock             1,450,785             -            -           -           -           -   1,450,785
   Net realized gain (loss) and
      unrealized appreciation
      (depreciation) on Mellon
      Bank Corporation common stock          265,775             -            -           -           -           -     265,775
   Collective trust funds income           4,290,275     2,225,396       15,925      52,467   1,996,187           -         300
   Net realized gain (loss) and
      unrealized appreciation
      (depreciation) on
      collective trust funds              10,673,595             -    1,670,543   5,480,408   3,522,644           -           -
   Interest income on loans to
      participants                           908,390             -            -           -           -     908,390           -
                                        ------------    ----------   ----------  ----------  ----------   ---------  ----------
         Total investment income          17,588,820     2,225,396    1,686,468   5,532,875   5,518,831     908,390   1,716,860

Participants' withdrawals                (19,012,142)   (6,857,042)    (941,657) (3,156,265) (2,960,414)   (493,381) (4,603,383)

Net transfers and other                            -    (7,931,677)     904,720   1,950,037   5,289,642    (117,502)    (95,220)
                                        ------------    ----------   ----------  ----------  ----------   ---------  ----------
         Net increase (decrease)          28,843,900    (7,868,007)   3,666,164  11,483,358  15,687,881     297,507   5,576,997

Net assets available for plan benefits
 (note 7):
   Beginning of year                     248,614,715    74,747,090   15,030,910  52,321,165  49,320,183   7,847,610  49,347,757
                                        ------------    ----------   ----------  ----------  ----------   ---------  ----------
   End of year                          $277,458,615    66,879,083   18,697,074  63,804,523  65,008,064   8,145,117  54,924,754
                                        ============    ==========   ==========  ==========  ==========   =========  ==========


See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1994 and 1993



(1)     Description of the Plan
        ------------------------

        The following description of the Mellon Bank Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        The Plan is administered by the Corporate Benefits Committee (the Committee), all of whose members are appointed by the Board of Directors of Mellon Bank Corporation (the Corporation). The Committee is the Named Fiduciary and the Plan Administrator. Administrative costs arising under the Plan are paid by the Corporation. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, has been assigned certain fiduciary duties with respect to Plan investments. Mellon Bank, N.A. is the Trustee.

        The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of the Corporation. Effective May 31, 1993, employees of The Boston Company became eligible to participate in the Plan.

        Participants in the Plan may direct the investment of salary reduction contributions to any of four collective trust fund investments: the Income Fund, Bond Fund, Stock Fund and Balanced Fund. The Loan Fund is comprised of loans to participants. The Employer Stock Fund is maintained exclusively for investment of employer matching contributions.

        The rights of participants to their account balances, which include salary reduction, employer matching and employer discretionary contributions, are nonforfeitable. In the event the Plan is terminated, such account balances shall be distributed to the participants.

        Contributions
        -------------

        An eligible employee of the Corporation may become a participant in the Plan on the date of employment for the purposes of making employee salary reduction contributions or upon receipt of an employer matching or discretionary contribution. Employees hired after February 1, 1995, will become a participant in the Plan following completion of one year of service.

        Salary reduction contributions may be made at a rate of one to sixteen percent of the employee's total compensation but may not exceed the annual dollar limit prescribed by the tax laws ($9,240 in 1994 and $8,994 in 1993). Employees may change the rate of contribution or discontinue contributions at any time.

        Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) sections 401(k) and 401(m). In addition, special rules imposed by IRC section 415 limit the amount of contributions that may be allocated to the accounts of each participant.

                                                                     (Continued)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

        Each month, the Corporation makes a matching contribution to the Plan in an amount equal to fifty percent of the first 6% of each participant's salary reduction contribution, provided that the matching contribution shall not exceed $3,000 per year for any individual participant. The Corporation's matching contributions are made in the Corporation's common stock with a fair market value equal to the matching contribution. For this purpose, the fair market value of the stock is established using the average of the high and low prices of the stock as reported on the New York Stock Exchange composite stock tape for the last business day of the month for which the contribution is to be made.

        Distributions
        -------------

        Unless the participant elects otherwise, distribution of a participant's account balance occurs upon termination of employment but begins not later than the year in which the participant attains age seventy and one-half. The Plan also permits distributions in the event of the participant's permanent disability.

        Loans to Participants
        ---------------------

        Loans are made available to all requesting participants in amounts up to the lesser of $50,000 or one-half of the participant's account balance which is not invested in the Employer Stock Fund. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant's salary reduction contributions are invested.

(2)     Summary of Significant Accounting Policies
        ------------------------------------------

        Basis of Financial Statements
        -----------------------------

        The accompanying financial statements have been prepared on the accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits (note 7).

        Investments
        -----------

        Investments in common stock, traded on securities exchanges, are valued at the last reported sales price of such securities on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

        Purchases and sales of securities are reflected on a trade-date accounting basis.

        In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

                                                                     (Continued)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

        Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3)     Investment Programs
        -------------------

        Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan's assets. The four funds listed below are the current investment options for salary reduction contributions. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in common, collective, group or pooled funds.

           (a)     Income Fund
                   -----------

                   The purpose of this fund is to invest in short-term obligations paying a fixed rate of return and commonly referred to as money market securities.

           (b)     Bond Fund
                   ---------

                   The purpose of this fund is to invest in any obligation, secured or unsecured, where the rate of return is fixed or determinable under the terms of the security. The types of securities in which the Bond Fund may invest include bonds, notes, mortgages and preferred stocks.

           (c)     Stock Fund
                   ----------

                   The purpose of this fund is to invest in common stocks, convertible preferred stocks and bonds or other equity securities.

           (d)     Balanced Fund
                   -------------

                   The purpose of this fund is to "balance" the expected higher long-term total returns of equity investments with the higher current income and lower expected volatility available through fixed income securities. The types of investments in which the Balanced Fund may invest include common stocks, securities convertible into common stocks, publicly-traded bonds, short-term money market investments, financial futures instruments, real estate, joint ventures, partnerships, short-term debt obligations and any common, collective, group or pooled fund(s).


                                                                     (Continued)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

        All salary reduction contributions are invested at the direction of the participant in one or more of the established funds or in any common, collective or investment company fund selected by the Benefit Investment Committee having a stated investment purpose consistent with the purposes of any of the investment funds under the Plan. However, no salary reduction contributions may be invested in the Employer Stock Fund.

        Employer matching and discretionary contributions are invested in the Corporation's common stock and held in the Employer Stock Fund.

        The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. Participants may borrow from their accounts a portion of their account balance. The amount of each loan is transferred from one or more of the investment funds in the same proportion that the participant's interest in such funds bears to the participant's aggregate interest in all such investment funds.

(4)     Federal Income Taxes
        --------------------

        The Internal Revenue Service (IRS) issued its latest determination on May 11, 1993, which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under section 501(a) of the Code. The Plan and its underlying trust have since been amended and restated to conform with current tax law changes. The amended and restated plan has been submitted to the IRS for a letter of determination. In the opinion of the Plan administrator, the Plan and the related trust have operated in accordance with the terms of the Plan and in conformity with the applicable provisions of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(5)     Distribution of Excess Contributions
        ------------------------------------

        It is the Corporation's intention to operate the Plan in accordance with the requirements of Code sections 401(k) and 401(m) which outline the application of the nondiscrimination test to salary reduction and employer matching contributions. In 1994, $544,401 of excess contributions were required to be distributed to certain highly compensated employees for the Plan to meet the test.

        It was determined that the Plan met the 401(k) and 401(m) tests for the 1993 plan year without need to distribute any contributions.



                                                                     (Continued)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

(6)     Investments
        -----------

        Investments of each fund as of December 31, 1994, were as follows:



                                                              Market value
                              Number of                  ----------------------
                               shares                      Per
        Fund                  or units        Cost         unit        Total
        ----                  --------        ----         ----        -----
Income Fund:
   EB Temporary Investment   62,866,653    $ 62,866,653  $  1.00   $ 62,866,653*

Bond Fund:
   EB MBA Government
     Corporate Bond Index        52,739      16,466,688   308.86     16,288,821*
   EB Temporary Investment      482,888         482,888     1.00        482,888
                                           ------------            ------------
        Total Bond Fund                      16,949,576              16,771,709



Stock Fund:
   EB Stock Index               160,685      43,408,331   413.56     66,453,628*
   EB Temporary Investment    2,302,345       2,302,345     1.00      2,302,345
                                           ------------            ------------
        Total Stock Fund                     45,710,676              68,755,973



Balanced Fund:
   EB Intermediate Bond         468,706      24,320,883    50.05     23,457,756*
   EB Stock                     394,515      31,661,308    98.87     39,005,389*
   EB Temporary Investment    3,431,486       3,431,486     1.00      3,431,486
                                           ------------            ------------
        Total Balanced                       59,413,677              65,894,631
           Fund



Employer Stock Fund:
   EB Temporary Investment       24,405          24,405     1.00         24,405
                                           ------------            ------------
        Total collective
          trust funds                       184,964,987             214,313,371
                                           ------------            ------------



Employer Stock Fund:
   Mellon Bank Corporation
     common stock             1,660,080      42,475,008    30.625    50,839,950*


Loan Fund:
   Loans to participants              -       8,894,428         -     8,894,428
                                           ------------            ------------
        Total investments                  $236,334,423            $274,047,749
                                           ============            ============




* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

Each of the collective trust funds listed above is managed by the Trustee.

                                                                     (Continued)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

        Investments of each fund as of December 31, 1993, were as follows:



                                                             Market value
                              Number of                 -----------------------
                               shares                       Per
        Fund                  or units        Cost          unit       Total
        ----                  --------        ----          ----       -----

Income Fund:
   EB Temporary Investment   66,672,021   $ 66,672,021    $  1.00  $ 66,672,021*


Bond Fund:
   EB MBA Government/
     Corporate Bond Index        55,458     16,017,345     320.14    17,754,455*
   EB Temporary Investment      840,853        840,853       1.00       840,853
                                          ------------             ------------
        Total Bond Fund                     16,858,198               18,595,308


Stock Fund:
   EB Stock Index               151,710     36,203,270     408.12    61,916,113*
   EB Temporary Investment    2,270,589      2,270,590       1.00     2,270,590
                                          ------------             ------------
        Total Stock Fund                    38,473,860               64,186,703


Balanced Fund:
   EB Intermediate Bond         288,914     15,228,208      54.32    15,693,473*
   EB Stock                     438,904     33,992,035     102.04    44,784,269*
   EB Temporary Investment    4,022,218      4,022,218       1.00     4,022,218
                                          ------------             ------------
        Total Balanced
          Fund                              53,242,461               64,499,960

Employer Stock Fund:
   EB Temporary Investment       12,184         12,184       1.00        12,184
                                          ------------             ------------
        Total collective
          trust funds                      175,258,724              213,966,176
                                          ------------             ------------

Employer Stock Fund:
   Mellon Bank Corporation
     common stock             1,006,415     34,108,866      53.00    53,339,995*


Loan Fund:
   Loans to participants              -      7,986,382          -     7,986,382
                                          ------------             ------------
        Total investments                 $217,353,972             $275,292,553
                                          ============             ============

* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

Each of the collective trust funds listed above is managed by the Trustee.

                                                                     (Continued)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

(7)     Reconciliation of Financial Statements and Form 5500
        ----------------------------------------------------

        Benefits payable to withdrawing participants of $4,305,265 in 1994 and $6,356,029 in 1993 are included as a component of net assets available for plan benefits in the respective financial statements which differs from the basis used to prepare the Plan's Form 5500. Accordingly, reconciliations are presented below for the years ended December 31, 1994 and 1993:


               Reconciliation of Net Assets Available for Plan Benefits
               --------------------------------------------------------


                                                                    As reported
                                          As reported               in financial
        Year        Description           in Form 5500  Adjustment   statements
        ----        -----------           ------------  ----------  ------------
        1994      Benefits payable        $  4,305,265  (4,305,265)        -


        1993      Benefits payable           6,356,029  (6,356,029)        -


      Reconciliation of Changes in Net Assets Available for Plan Benefits
      -------------------------------------------------------------------

                                                                    As reported
                                        As reported                 in financial
    Year        Description             in Form 5500  Adjustment     statements
    ----        -----------             ------------  ----------    -----------

    1994  Participant withdrawals       $ 34,029,447   2,050,764     36,080,211
          End of year - net assets
           available for plan benefits   271,645,430   4,305,265    275,950,695

    1993  Participant withdrawals         24,974,591  (5,962,449)    19,012,142
          End of year - net assets
           available for plan benefits   271,102,586   6,356,029    277,458,615



                                                                      Schedule 1
                                                                      ----------

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                                EIN:  25-1233834

                               Plan Number:  001

 Item 27(a) - Assets Held for Investment Purposes (at the end of the plan year)

                               December 31, 1994




      Column A                       Column B                             Column C                         Column D       Column E
      --------                       --------                             ---------                        --------       --------
                           Identity of issue, borrower,                                                                    Current
                             lessor or similar party               Description of investment                 Cost          value
                           ---------------------------     ---------------------------------------           -----         -----

                                                                  Common/collective trust funds
                                                                  -----------------------------

        *                    Mellon Bank, N.A.             EB Temporary Investment                         $ 69,107,777   69,107,777
        *                    Mellon Bank, N.A.             EB MBA Government Corporate Bond Index            16,466,688   16,288,821
        *                    Mellon Bank, N.A.             EB Stock Index                                    43,408,331   66,453,628
        *                    Mellon Bank, N.A.             EB Intermediate Bond                              24,320,883   23,457,756
        *                    Mellon Bank, N.A.             EB Stock                                          31,661,308   39,005,389
                                                                                                           ------------  -----------
                                                                Total common/collective trust funds         184,964,987  214,313,371


                                                                        Common stock
                                                                        ------------
        *                    Mellon Bank Corporation       Mellon Bank Corporation common stock              42,475,008   50,839,950
                                                                                                           ------------  -----------
                                                                Total common stock                           42,475,008   50,839,950


                                                                              Loans
                                                                              -----
        *                    Participant loans             Participant loans with various rates
                                                              of Interest from 11.74% to 13.14% and
                                                              various maturity dates through 2004                    -     8,894,428
                                                                                                           ------------  -----------
                                                                Total loans                                          -     8,894,428
                                                                                                           ------------  -----------
                                                                Total investments                          $227,439,995  274,047,749
                                                                                                           ============  ===========


* Party-in-interest

                                                                    Schedule 2
                                                                    ----------

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                                EIN:  25-1233834

                               Plan Number:  001

                      Item 27(d) - Reportable Transactions

                               December 31, 1994



Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets


                                                                              Total         Total
     Identity of                                     Number of  Number of  dollar value  dollar value  Net gain
   party involved         Description of assets      purchases    sales    of purchases    of sales    or (loss)
- ---------------------  ----------------------------  ---------  ---------  ------------  ------------  ---------

Mellon Bank, N.A. -    EB Temporary Investment Fund
   Trust Department                                        491        229   $77,585,398    82,295,487       -


[logo of KPMG Peat Marwick LLP]

 One Mellon Bank Center    Telephone 412 391 9710           Telefax 412 391 8963
 Pittsburgh, PA 15219      Telex 7106642199 PMM & CO PGH



              Consent of Independent Certified Public Accountants
              ---------------------------------------------------



The Board of Directors
Mellon Bank Corporation:


We consent to incorporation by reference in the Prospectus to the Registration Statement (No. 33-23635) on Form S-8 of Mellon Bank Corporation of our report dated May 19, 1995, that is included in the Annual Report on Form 11-K of the Mellon Bank Corporation Retirement Savings Plan.

/s/ KPMG Peat Marwick LLP

June 20, 1995





Member Firm of
Klynveld Peat Marwick Goerdeler

                                   Signature
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon Bank Corporation Retirement Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                              Mellon Bank Corporation Retirement
                                              Savings Plan


                                               /s/ STEVEN G. ELLIOTT
                                          By:  --------------------------------
                                               Steven G. Elliott
                                               Chief Financial Officer of Mellon
                                               Bank Corporation & Member of the
                                               Corporate Benefits Committee



Date:  June 26, 1995